UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of November 2010

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

On November 15, 2010, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended September 30, 2010. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal quarter ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  November 16, 2010                               LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

Longtop Financial Technologies Limited Announces Unaudited Financial Results for the Fiscal Quarter Ended September 30, 2010

Hong Kong, November 15, 2010 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended September 30, 2010, which is the second quarter of its fiscal year ending March 31, 2011.

FINANCIAL HIGHLIGHTS

●

Total Software Development Revenues of US$55.5 million, an Increase of 50.0% Year-on-Year (YoY);

●

Total Revenues of US$60.5 million, an Increase of 41.2% YoY;

●

Adjusted1 Operating  Income of US$28.7 million, an Increase of 38.4% YoY;

●

Adjusted  Net Income of US$25.7 million, an Increase of 19.8% YoY;

●

Adjusted Diluted Earnings Per Share of US$0.44, Three Cents Ahead of Company Guidance;

●

Operating Cash flow of US$31.6 million, an Increase of 67.6% YoY;

●

Full Year Revenue Guidance Increased to US$242.5 million and Adjusted EPS Guidance Increased to US$ 1.76

“The financial results of the second fiscal quarter have exceeded our Company guidance. I am pleased to see the ongoing strength in demand from across the full spectrum of our customer base. The outstanding revenue contribution from Other Banks reaffirms the success over the past four years in diversifying and expanding our customer base as well as last year’s acquisition of Giantstone and its core banking capabilities. We continue to be highly positive on our outlook for the second half of the 2011 fiscal year,” commented Weizhou Lian, CEO of Longtop. “Longtop’s growth momentum and expanding market leadership are based on customers’ trust in our quality solutions and service, and we will work hard to continue to deserve their loyalty.”

FISCAL SECOND QUARTER DETAILED FINANCIAL RESULTS

Revenue

2010 Q2 and 2011 Q2 Revenue-US$000s

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change (Decrease)	September 30, 2009	September 30, 2010	% Change
Software Development	$ 36,995	$ 55,477	50.0%	$ 61,712	$ 94,221	52.7%
Other Services	$ 5,839	$ 4,987	(14.6%)	$ 9,615	$ 15,129	57.3%
Total Revenue	$ 42,834	$ 60,464	41.2%	$ 71,327	$ 109,350	53.3%

Software development revenues of US$55.5 million in the second quarter represented an increase of 50.0% YoY and contributed 91.8% of total revenues. Giantstone, a leading core banking solution provider in China acquired by Longtop in the fourth quarter of fiscal 2010, contributed US$4.1 million in software revenues in the quarter ended September 30, 2010. Excluding Giantstone, software development revenues for the second quarter would have increased by 39.0%. Software development revenues, which were 86.2% of total revenues for the six months ended September 30, 2010, amounted to US$94.2 million, a YoY increase of 52.7%. Giantstone contributed US$9.3 million in software development revenues in the six months ended September 30, 2010. Excluding Giantstone, software development revenues in the six months ended September 2010 would have increased by 37.6%.

Revenues from other services in the second quarter were US$5.0 million, a decrease of 14.6% YoY. The YoY decrease in Other Service revenue is due to a decline in auxiliary services and the deconsolidation of the Non Financial Services IT Outsourcing Services Division on July 17, 2010, which went from being a wholly owned subsidiary to an equity-method investee. The 57.3% YoY increase in other services revenues for the six months ended September 30, 2010 was primarily due to US$2.9 million in revenue from the IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Zhongbo, which was acquired by Longtop in April 2010 and included within the Non Financial Services IT Outsourcing Services Division.

Software Development Revenue by Customer Type-US$000s

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change	September 30, 2009	September 30, 2010	% Change
Big Four Banks	$ 17,793	$ 23,633	32.8%	$ 28,808	$ 38,562	33.9%
Other Banks	$ 12,477	$ 22,239	78.2%	$ 21,874	$ 40,630	85.7%
Insurance	$ 5,181	$ 7,316	41.2%	$ 7,886	$ 11,218	42.3%
Enterprises	$ 1,544	$ 2,289	48.3%	$ 3,144	$ 3,811	21.2%
Total	$ 36,995	$ 55,477	50.0%	$ 61,712	$ 94,221	52.7%

Software development revenues from the Big Four Banks in the second quarter were US$23.6 million, an increase of 32.8% YoY and US$38.6 million for the six months ended September 30, 2010, an increase of 33.9% YoY. Big Four Banks accounted for 41.0% of software development revenues for the six months ended September 30, 2010, as compared to 46.7% in the corresponding year ago period.

Software development revenues from Other Banks in the second quarter were US$22.2 million, a YoY increase of 78.2%, and US$40.6 million in the six month ended September 30, 2010, an increase of 85.7% YoY. Excluding Giantstone, software development revenue from Other Banks would have increased by 45.8% and 43.2% YoY for the three and six month ended September 30, 2010. Other Banks accounted for 43.1% of software development revenues for the six months ended September 30, 2010, as compared to 35.4% in the corresponding year ago period.

Software development revenues from Insurance in the second quarter were US$7.3 million, a YoY increase of 41.2%, and US$11.2 million for the six months ended September 30, 2010, a YoY increase of 42.3%. Insurance accounted for 11.9% of software development revenues in the six months ended September 30, 2010, as compared to 12.8% in the corresponding year ago period.

Gross Margins

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	Change (Decrease)	September 30, 2009	September 30, 2010	Change (Decrease)
Adjusted Software Development Gross Margin %	73.3%	68.4%	(4.9%)	71.6%	66.5%	(5.1%)
Adjusted Other Services Gross Margin %	38.7%	17.9%	(20.8%)	31.4%	31.4%	-
Adjusted Total Gross Margin %	68.5%	64.3%	(4.2%)	66.2%	61.6%	(4.6%)
US GAAP Software Development Gross Margin %	70.7%	45.4%	(25.3%)	69.0%	51.3%	(17.7%)
US GAAP Other Services Gross Margin %	35.5%	(171.0%)	(206.5%)	25.7%	(32.2%)	(57.9%)
US GAAP Total Gross Margin %	65.9%	27.6%	(38.3%)	63.1%	39.8%	(23.3%)

Adjusted Software Gross Margin was 68.4% and 66.5% for the three and six months ended September 30, 2010, as compared to 73.3% and 71.6% in the corresponding year ago period. The YoY decline in Adjusted Software Gross Margin was primarily due to: i) the inclusion of newly acquired companies including Giantstone, which have  lower gross margins than Longtop; (ii) in order to meet customer requirements, a larger percentage of the workforce are being located in

Beijing where costs per employee are higher; and (iii) additional investments in delivery capabilities for Longtop’s expanded solution offerings.

Operating Expenses

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change	September 30, 2009	September 30, 2010	% Change
Adjusted Operating Expenses - US$000s	$ 8,600	$ 10,115	17.6%	$ 14,880	$ 19,519	31.2%
Adjusted Operating Expenses - % of revenue	20.1%	16.7%		20.8%	17.8%
US GAAP Operating Expenses - US$000s	$ 10,000	$ 81,165	711.7%	$ 17,542	$ 94,670	439.7%
US GAAP Operating Expenses - % of revenue	23.4%	134.2%		24.6%	86.6%

Adjusted Operating Expenses of US$10.1 million were 16.7% of revenue for the three months ended September 30, 2010, as compared to 20.1% in the corresponding year ago period and less than Company guidance of 19.0%. Adjusted Operating Expenses increased by 31.2% YoY in the six month ended September 30, 2010, which was lower than the YoY total revenue growth of 53.3% during the period.

Operating and Net Income

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change (Decrease)	September 30, 2009	September 30, 2010	% Change (Decrease)
Adjusted Operating Income - US$000s	$ 20,760	$ 28,742	38.4%	$ 32,325	$ 47,871	48.1%
Adjusted Operating Income - % of revenue	48.5%	47.5%		45.3%	43.8%
US GAAP Operating Income (Loss) - US$000s	$ 18,242	$ (64,498)	(453.6%)	$ 27,500	$ (51,161)	(286.0%)
US GAAP Operating Income (Loss) - % of revenue	42.6%	(106.7%)		38.6%	(46.8%)

Adjusted Operating Income of US$28.7 million in the second quarter represented an increase of 38.4% YoY and exceeded Company guidance of US$27.4 million. Adjusted Operating Margin of 47.5% in the second quarter was in line with Company guidance of 48% even with inclusion of the newly acquired lower margin businesses. Adjusted Operating Margin for the six months ended September 30, 2010 of 43.8% was lower than the corresponding year ago period due to the decline in Adjusted Total Gross Margin.

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change (Decrease)	September 30, 2009	September 30, 2010	% Change (Decrease)
Adjusted Net Income - US$000s	$ 21,427	$ 25,672	19.8%	$ 32,118	$ 43,557	35.6%
Adjusted Net Income per Diluted Share	$ 0.40	$ 0.44	10.0%	$ 0.60	$ 0.75	25.0%
Adjusted Net Income - % of revenue	50.0%	42.5%		45.0%	39.8%
US GAAP Net Income (Loss) - US$000s	$ 18,909	$ (67,637)	(457.7%)	$ 27,293	$ (55,607)	(303.7%)
US GAAP Net Income (Loss) per Diluted Share	$ 0.35	$ (1.19)	(440.0%)	$ 0.51	$ (0.98)	(292.2%)
US GAAP Net Income (Loss) - % of revenue	44.1%	(111.9%)		38.3%	(50.9%)

Reconciliation between US GAAP Net Income/Loss and Adjusted Net Income

	Three months ended			Six months ended
	September 30, 2009	September 30, 2010	% Change (Decrease)	September 30, 2009	September 30, 2010	% Change (Decrease)
Adjusted Net Income	$ 21,427	$ 25,672	19.8%	$ 32,118	$ 43,557	35.6%
Stock compensation	$ 1,528	$ 89,124	5,732.7%	$ 3,003	$ 91,542	2,948.4%
Amortization of acquired intangible assets	$ 900	$ 1,907	111.9%	$ 1,642	$ 4,351	165.0%
Amortisation of acquired deferred compensation from acquisitions	$ 90	$ 867	863.3%	$ 180	$ 1,310	627.8%
Acquisition related expenses	$ -	$ 1		$ -	$ 41
Changes in fair value of purchase consideration liability	$ -	$ 552		$ -	$ 1,062
Loss on partial disposal of subsidiary	$ -	$ 858		$ -	$ 858
Sub-total	$ 2,518	$ 93,309	3,605.7%	$ 4,825	$ 99,164	1,955.2%
US GAAP Net Income (Loss)	$ 18,909	$ (67,637)	(457.7%)	$ 27,293	$ (55,607)	(303.7%)

Adjusted Net Income for the quarter ended September 30, 2010, of US$25.7 million or US$0.44 per fully diluted share represented a YoY increase of 19.8% and exceeded Company guidance of US$24.3 million or US$0.41 per fully diluted share.  The YoY Adjusted Net Income growth of 19.8% in the second quarter of fiscal 2011 was less than the YoY Adjusted Operating Income growth of 38.4% primarily because Adjusted Net Income in the second quarter of fiscal 2010 included US$3.0 million (Q2 2011: US$0.0) for a refund of the previous calendar year’s income taxes related to qualification as a Key Software Company.

Longtop recorded a US GAAP net loss of US$67.6 million for the quarter ended September 30, 2010, as compared to a US GAAP net income of US$18.9 million in the corresponding year ago period due primarily to a non cash  share-based compensation expense of US$79.5 million recorded in the second quarter of fiscal 2011. The US$79.5 million share-based compensation expense resulted in significant year-on-year increase in US GAAP cost of revenues and operating expenses which resulted in significant year-on-year declines in US GAAP gross margin and US GAAP operating income. In July 2010, a trust established by Bloomwell International Limited, which is wholly owned by Hiu Kung Ka (also referred to by his Mandarin name of as Xiaogong Jia), our co-founder and chairman of our board of directors, gifted Longtop shares with a value of US$79.5 million to a number of our current employees. The shares are fully vested with restrictions on sale over a period of time. Because Mr. Ka is considered a principal shareholder of our Company and Longtop will benefit from such incentive grants, for US GAAP reporting purposes we have recorded the US$79.5 million grant-date fair value as share-based compensation expense in the quarter ended September 30, 2010. The US$79.5 million share-based compensation expense did not increase the total shares outstanding and had no impact on the cash flow or net assets of the Company.

Unrestricted cash balances at September 30, 2010, were US$379.0 million, giving the Company significant resources for potential acquisitions in the still fragmented financial IT services sector in China.

“Our Company performance has once more exceeded guidance for both top and bottom line results. Our order intake, margins and cash flow from operations which was US$31.6 million significantly improved in the second quarter as we had anticipated. On the back of strong demand and execution, we are now raising our fiscal 2011 revenue guidance to US$242.5 million up from 225.0 million at the beginning of our fiscal year and Adjusted Earnings Per Share of US$1.76 up from US$1.64.” commented Derek Palaschuk, CFO of Longtop.

BUSINESS OUTLOOK

Longtop anticipates, for the quarter ending December 31, 2010:

Total revenues, of US$73.5 million, Adjusted Operating Income of US$38.0 million, Adjusted Net Income of US$33.1 million and Adjusted Diluted Earnings Per Share of US$0.56. Giantstone is expected to contribute US$3.5 million of software development revenues.

Excluding the impact of new acquisitions, US GAAP net income is expected to be approximately US$26.8 million or US$0.46 per diluted share, which is US$6.3 million less than Adjusted Net Income due to Non GAAP adjustments normally made.

For its fiscal year ending March 31, 2011:

Total revenues of US$242.5 million, Adjusted Operating Income of US$110.0 million, Adjusted Net Income of US$103,5 million and Adjusted Diluted Earnings Per Share of US$1.76. Giantstone is expected to contribute US$16 million of software development revenues.

Excluding the impact of new acquisitions, US GAAP net loss is expected to be approximately US$8.3 million, or US$0.18 per diluted share which is US$111.8 million less than Adjusted Net Income which includes the US$79.5 million share gift as well as the other Non GAAP adjustments normally made.

CONFERENCE CALL AND WEBCAST

Longtop's senior management team will host a conference call and audio web cast at 8:00 AM Eastern Time  (or 5:00 AM U.S. Pacific Time and 21:00 PM  Beijing/Hong Kong time) on November 15, 2010. The conference call will last for approximately one hour.

    The dial-in numbers for the conference call are as follows:

    U.S. Toll Free: 1866 549 1292 (back-up number: +852 3005 2050)

    China Toll Free: 400 681 6949 (back-up number: +852 3005 2050)

    Hong Kong and International: +852 3005 2050.

    Passcode: 765115#

Additionally, a live and archived web cast of this call will be available on Longtop's website at http://en.longtop.com/

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of cost of revenues, operating expenses, net income and fully diluted net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation, exclusion of which we believe is helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization and charges for impairment of acquired intangibles.

Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill and intangible asset impairment, (3) acquisition related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP; (4) post acquisition adjustments to the fair value of contingent consideration which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP or (5) gains or losses on the disposal of businesses or (6) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding if applicable: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees and especially our senior management, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.   If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income in Q2 2011, Adjusted Net Income would have been US$89.1 million lower or Adjusted Net Loss of US$63.5 million for the three months ended September 30, 2010, and our Adjusted Net Income margin would have been negative.

Goodwill and intangible asset impairment and amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Prior to  April 1, 2009, acquisition-related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties, were capitalized as part of the cost of the acquisition. Subsequent to April 1, 2009, such costs are required to be recorded as an operating expense when incurred. These acquisition-related expenses are not related to the performance of our business lines, are inconsistent in amount and frequency and are significantly affected by the timing and size of our acquisitions.

Prior to April 1, 2009, contingent consideration was generally recorded as an additional purchase price when the contingencies resolved and the consideration became payable.  Subsequent to April 1, 2009, we are required to estimate and record the fair value of contingent acquisition consideration as of the acquisition date.  Contingent consideration is re-measured at fair value in each reporting period with changes in fair value recognized in earnings. The contingent acquisition consideration is inconsistent in amount and frequency, and is significantly affected by the timing and size of our acquisitions.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ending Sept 30, 2010 and fiscal year ending March 31, 2011, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and six month ended September 30, 2010, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2009. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China. For more information, please visit: http://en.longtop.com/.

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2010	September 30, 2010
	(In U.S. dollar thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$ 331,889	$ 378,960
Restricted cash	8,904	1,952
Accounts receivable, net	65,581	86,963
Inventories	6,381	5,818
Amounts due from related parties	1,029	2,822
Deferred tax assets	250	273
Other current assets	13,967	12,500

Total current assets	428,001	489,288

Fixed assets, net	26,343	27,271
Prepaid land use right	5,064	5,103
Intangible assets, net	45,676	47,768
Goodwill	96,323	103,832
Investment in an associate	-	4,831
Deferred tax assets	1,443	1,234
Other assets	3,334	2,219

Total assets	$ 606,184	$ 681,546

Liabilities and equity
Current liabilities:
Short-term borrowings	$ 169	$ 16,026
Accounts payable	14,963	16,612
Deferred revenue	25,725	22,370
Amounts due to related parties	156	234
Deferred tax liabilities	1,430	1,885
Accrued and other current liabilities	44,380	58,088

Total current liabilities	86,823	115,215

Long-term liabilities:
Deferred tax liabilities	6,842	7,653
Other non-current liabilities	22,517	21,940

Total liabilities	116,182	144,808

Equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 56,231,188 and 56,855,403 shares issued and outstanding as of March 31, 2010 and September 30, 2010, respectively)	$ 562	$ 569
Additional paid-in capital	381,262	474,592
Retained earnings	88,542	32,935
Accumulated other comprehensive income	19,636	28,642

Total equity	490,002	536,738

Total liabilities and equity	$ 606,184	$ 681,546

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Six Months Ended
	September 30,2009	September 30,2010	September 30,2009	September 30,2010
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$ 36,995	$ 55,477	$ 61,712	$ 94,221
Other services	5,839	4,987	9,615	15,129
Total revenues	42,834	60,464	71,327	109,350

Cost of revenues:
Software development	10,825	30,280	19,144	45,847
Other services	3,767	13,517	7,141	19,994
Total cost of revenues	14,592	43,797	26,285	65,841
Gross profit	28,242	16,667	45,042	43,509

Operating expenses:
Research and development	1,962	7,280	3,479	9,500
Sales and marketing	5,304	23,376	8,563	30,644
General and administrative	2,734	50,509	5,500	54,526
Total operating expenses	10,000	81,165	17,542	94,670
Income (loss) from operations	18,242	(64,498)	27,500	(51,161)

Other income (expenses):
Interest income	992	1,448	2,000	2,942
Interest expense	(178)	(221)	(194)	(253)
Other income (expense), net	220	(1)	305	62

Total other income	1,034	1,226	2,111	2,751

Income (loss) before income tax expense	19,276	(63,272)	29,611	(48,410)
Income tax expense	(367)	(4,317)	(2,318)	(7,149)
Loss from investment in an associate	-	(48)	-	(48)
Net income (loss)	18,909	(67,637)	27,293	(55,607)

Net income (loss) per share:
Basic ordinary share	$ 0.37	$ (1.19)	$ 0.53	$ (0.98)
Diluted	$ 0.35	$ (1.19)	$ 0.51	$ (0.98)

Shares used in computation of net income (loss) per share:
Basic ordinary share	51,461,241	56,628,591	51,326,441	56,509,584
Diluted	53,375,287	56,628,591	53,306,623	56,509,584

Includes share-based compensation related to:
Cost of revenues software development	$ 485	$ 11,885	$ 923	$ 12,751
Cost of revenues other services	69	9,391	138	9,535
General and administrative expenses	419	45,606	859	46,093
Sales and marketing expenses	452	16,984	880	17,755
Research and development expenses	103	5,258	203	5,408

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS
	Three Months Ended		Six Months Ended
	September 30,2009	September 30,2010	September 30,2009	September 30,2010
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	36,995	55,477	61,712	94,221
Other services	5,839	4,987	9,615	15,129
Total revenues	42,834	60,464	71,327	109,350

Cost of revenues:
Software development	10,825	30,280	19,144	45,847
Other services	3,767	13,517	7,141	19,994
Total cost of revenues	14,592	43,797	26,285	65,841

Cost of revenue adjustments:
Share-based compensation software development	(485)	(11,885)	(923)	(12,751)
Share-based compensation other services	(69)	(9,391)	(138)	(9,535)
Amortization of acquired intangible assets other services	(87)	-	(344)	(15)
Amortization of acquired intangible assets software development	(387)	(313)	(578)	(610)
Amortization of acquisition related deferred compensation other services	(33)	(33)	(66)	(66)
Amortization of acquisition related deferred compensation software development	(57)	(568)	(114)	(904)
Impairment of Intangible assets other services		-

Adjusted cost of revenues:
Software development	9,896	17,514	17,529	31,582
Other services	3,578	4,093	6,593	10,378
Total adjusted cost of revenues	13,474	21,607	24,122	41,960

Gross profit	28,242	16,667	45,042	43,509

Adjusted gross profit	29,360	38,857	47,205	67,390

Operating expenses:
Research and development	1,962	7,280	3,479	9,500
Sales and marketing	5,304	23,376	8,563	30,644
General and administrative	2,734	50,509	5,500	54,526
Total operating expenses	10,000	81,165	17,542	94,670

Operating expense adjustments:
Share-based compensation research and development	(103)	(5,258)	(203)	(5,408)
Share-based compensation sales and marketing	(452)	(16,984)	(880)	(17,755)
Share-based compensation general and administrative	(419)	(45,606)	(859)	(46,093)
Amortization of acquired intangible assets sales and marketing	(360)	(1,487)	(590)	(3,538)
Amortization of acquired intangible assets general and administrative	(66)	(107)	(130)	(188)
Acquisition related expenses general and administrative	-	(1)	-	(41)
Amortization of acquisition related deferred compensation sales and marketing	-	(81)	-	(118)
Amortization of acquisition related deferred compensation general and administrative	-	(185)	-	(222)
Changes in fair value of purchase consideration liability	-	(483)	-	(930)
Loss on partial disposal of subsidiary	-	(858)	-	(858)

Adjusted operating expenses:
Research and development	1,859	2,022	3,276	4,092
Sales and marketing	4,492	4,824	7,093	9,233
General and administrative	2,249	3,269	4,511	6,194
Total adjusted operating expenses	8,600	10,115	14,880	19,519

Income (loss) from operations	18,242	(64,498)	27,500	(51,161)

Adjusted income from operations	20,760	28,742	32,325	47,871

Other income (expenses):
Interest income	992	1,448	2,000	2,942
Interest expense	(178)	(221)	(194)	(253)
Other (expenses) income, net	220	(1)	305	62

Total other income	1,034	1,226	2,111	2,751

Other income (expenses) adjustments:
Changes in fair value of purchase consideration liability	-	69	-	132

Adjusted other income (expenses):
Interest income	992	1,448	2,000	2,942
Interest expense	(178)	(152)	(194)	(121)
Other income (expenses), net	220	(1)	305	62
Total adjusted other income	1,034	1,295	2,111	2,883

Income (loss) before income tax expense	19,276	(63,272)	29,611	(48,410)

Adjusted income before income tax expense	21,794	30,037	34,436	50,754

Income tax expense	(367)	(4,317)	(2,318)	(7,149)
Loss from investment in an associate	-	(48)	-	(48)

Net income (loss)	18,909	(67,637)	27,293	(55,607)

Adjusted net income	21,427	25,672	32,118	43,557

Net income (loss) per share:
Basic ordinary share	$ 0.37	$ (1.19)	$ 0.53	$ (0.98)
Diluted	$ 0.35	$ (1.19)	$ 0.51	$ (0.98)

Adjusted net income (loss) per share:
Basic ordinary share	$ 0.42	$ 0.45	$ 0.63	$ 0.77
Diluted	$ 0.40	$ 0.44	$ 0.60	$ 0.75

Shares used in computation of net income (loss) per share:
Basic ordinary share	51,461,241	56,628,591	51,326,441	56,509,584
Diluted	53,375,287	56,628,591	53,306,623	56,509,584

Shares used in computation of adjusted net income per share:
Basic ordinary share	51,461,241	56,628,591	51,326,441	56,509,584
Diluted	53,375,287	58,411,376	53,306,623	58,369,589

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended		Six Months Ended
	September 30,2009	September 30,2010	September 30,2009	September 30,2010
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income (loss)	$ 18,909	$ (67,637)	$ 27,293	$ (55,607)

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,528	89,124	3,002	91,542
Depreciation of fixed assets	719	856	1,422	1,731
Amortization of intangible assets	984	2,008	1,817	4,578
Loss on partial disposal of subsidiary	-	858	-	858
Loss from investment in an associate	-	48	-	48
Provision for doubtful accounts	57	(550)	31	(396)
Change in fair value of contingent consideration	-	485	-	932
Loss on disposal of fixed assets and intangible assets	-	58	5	291
Deferred income taxes	(341)	299	(34)	547
			-	-
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(14,909)	(14,746)	(26,256)	(21,820)
Inventories	(272)	2,447	544	651
Other current assets	(1,569)	6,707	(7,226)	2,042
Amounts due from related parties	(86)	(3)	(584)	538
Prepaid land use right	28	28	55	56
Other non-current assets	91	339	182	392
Other non-current liabilities	57	473	61	(2,523)
Accounts payable	3,529	3,066	2,708	625
Deferred revenue	3,250	272	2,976	(3,909)
Amounts due to related parties	41	-	60	47
Accrued and other current liabilities	6,832	7,465	4,864	10,484
Net cash provided by operating activities	18,848	31,597	10,920	31,107
Cash flows from investing activities:
Change in restricted cash	(498)	246	(73)	6,952
Purchase of fixed assets	(4,929)	(1,850)	(8,831)	(2,464)
Purchase of intangible assets	(84)	(105)	(222)	(146)
Acquisitions, net of cash acquired	-	(7,389)	(16,779)	(10,288)
Deposit made on acquisition	-	-	-	(2,708)
Proceeds from partial disposal of subsidiary, net of cash divested	-	3,669	-	3,669
Amounts due from related parties	-	(1,714)	-	(1,714)
Net cash used in investing activities	(5,511)	(7,143)	(25,905)	(6,699)
Cash flows from financing activities:
Proceeds from short-term borrowings	-	15,951	4,391	24,745
Repayment of short-term borrowings	-	(8,954)	-	(8,954)
Stock options exercised	1,927	750	2,751	1,795
Payment of capital lease obligations	(81)	(3)	(268)	(169)
Payment of acquisition consideration	(3,949)	-	(3,949)	(564)
Net cash provided by (used in) financing activities	(2,103)	7,744	2,925	16,853

Effect of exchange rates differences	75	4,333	195	5,810
Net increase (decrease) in cash and cash equivalents	11,309	36,531	(11,865)	47,071
Cash and cash equivalents, beginning of period	215,121	342,429	238,295	331,889
Cash and cash equivalents, end of period	$ 226,430	$ 378,960	$ 226,430	$ 378,960
Supplemental disclosure of cash flow information:
Income taxes paid (refunded)	$ (1,377)	$ （1,116）	$ 94	$ 721
Interest paid	$ 59	$ 111	$ 75	$ 111

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".